UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

26 October, 2010
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: IMS Notification

N E W S  R E L E A S E

26 October 2010

CRH plc

INTERIM MANAGEMENT STATEMENT

NOTIFICATION

As part of its ongoing investor relations activity CRH plc will issue an interim management statement at 7:00 a.m. GMT on Tuesday 9 November 2010.

CRH will host an analysts' conference call at 8:00 a.m. GMT on Tuesday 9 November 2010 to discuss the statement.

To register in advance for the conference call please log on to:

https://eventreg1.conferencing.com/webportal3/reg.html?Acc=527315&Conf=175045 where you will be allocated a conference call number, participant user pin, conference pin and instructions on how to join the call. Alternatively the dial-in number is +44 (0)20 7162 0025.

A recording of this conference call will be available from 10:00 a.m. GMT on 9 November 2010 by dialing +44 (0)20 7031 4064. The security code for the replay will be 878125.

----------

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000

Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date: 26 October 2010

By:___/s/Maeve Carton___
M. Carton
Finance Director